UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934
First Trinity Financial Corporation
(Name of Small Business Issuer in its charter)

Oklahoma	34-1991436

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7633 E 63rd Place, Suite 230, Tulsa, OK	74133

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number (918)249-2438
Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

NONE	NONE

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.01 par value

(Title of class)

PART I
Item 1. Description of Business
Special Note Regarding Forward-Looking Statements. Certain statements in this Form 10-SB constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). These statements are based on management’s expectations, estimates, projections and assumptions. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “intend,” or “continue,” the negative of these terms, or other comparable terminology used in connection with any discussion of future operating results or financial performance. These statements are only predictions, and reflect our management’s present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
(A) Business Development
First Trinity Financial Corporation (“we”, “us”, “our”, the “Company” or the “Registrant”) was incorporated on April 19, 2004 as Southwest Security Financial Corporation; the name was changed to First Trinity Financial Corporation on February 5, 2005, for the purpose of forming, owning and managing life insurance and premium finance companies. The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities prior to January 2007. The Company sold 2,000,000 common shares at $.10 per share to its organizing shareholders in April of 2004 for total proceeds of $200,000, in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act, and Rule 506 of Regulation D promulgated thereunder. No underwriter was involved in connection with the issuance of our shares, and we paid no finder’s fees in the April 2004 private placement.
On May 21, 2004, we undertook a private placement of 1,000,000 shares of Common Stock for gross proceeds of $1,250,000. This private placement, which was concluded on August 31, 2004, was conducted in reliance upon exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. No underwriter was involved in connection with the issuance of our shares, and we paid no finder’s fees in the private placement.
On June 22, 2005 the Company registered 2,550,000 shares to be sold at $5.00 per share in an intrastate public offering with the Oklahoma Securities Commission for gross proceeds in the amount of $12,750,000 with a 10% oversale provision. The offering was sold by issuer agents registered with the Oklahoma Securities Commission. That offering was completed on February 23, 2007 with gross proceeds of $14,025,000 including the 10% oversale. The offering was sold pursuant to a registration with the Oklahoma Securities Commission and pursuant to an exemption from registration provided by Section 3(a)(11)of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder.
(B) Business of Issuer
The net proceeds of the offerings were used to capitalize a life insurance subsidiary; form a premium finance company and provide capital for the acquisition of additional life insurance or insurance-related companies. Two million dollars of the proceeds of the stock sale were used to capitalize the life insurance subsidiary, Trinity Life Insurance Company (“TLIC”) in September 2006. The premium finance subsidiary, First Trinity Capital Corporation (“FTCC”) was formed in February of 2006 and may be capitalized with up to two million dollars as determined by the Company’s Board of Directors. The remainder of the proceeds will provide resources for one of the following: provide additional capital for the life insurance subsidiary; provide capital for the possible acquisition of life insurance or insurance related company(s) or provide working capital.
Trinity Life Insurance Company
On June 22, 2006, TLIC received a certificate of authority from the Oklahoma Department of Insurance to transact life and annuity business in the State of Oklahoma. The marketing of insurance products began on March 5, 2007. TLIC has $2,000,000 of capital and surplus and is wholly owned by the Company.
Effective February 1, 2007, TLIC entered into an administrative services agreement with Investors Heritage Life Insurance Company (“IHLIC”). Under the terms of the agreement, IHLIC will provide services that include underwriting, actuarial, policy issue, accounting, claims processing and other services incident to the operations of TLIC. The agreement is effective for a period of five (5) years. Under the terms of the contract, TLIC will pay the greater of policy administration and new business fees or an annual minimum. The agreement may be terminated by either party with at least 180 days notice before termination.
TLIC will bear all direct selling costs which include agent recruiting, training and licensing; agent commissions; any benefits or awards directly for or to agents or management including any life or health insurance to be provided; and any taxes (federal, state or county) directly related to the business of TLIC. Additionally, TLIC will be responsible for any reinsurance premiums; legal expenses related to settlement of claims; state examination fees; directors fees and directors liability insurance; interest on indebtedness; costs related to mergers or acquisitions and costs related to fulfilling obligations of the life insurance and annuity contracts written by the agents of TLIC.
TLIC used the services of Miller and Newberg, consulting actuaries, to develop the initial product that TLIC is marketing. IHLIC provides valuation and illustration actuarial services under the terms of the administrative services agreement.
Products of TLIC
The primary insurance product being marketed by TLIC is a modified payment whole life insurance policy with a flexible premium deferred annuity rider. A modified payment whole life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. The TLIC product, marketed as the “Trinity Life Accumulator”, combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 66 through 80 are ten pay polices and issue ages from age 21 to 65 are twenty pay policies. Premium payments are split between the life and annuity based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to the life insurance policy and 50% to the annuity rider. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.
The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges. Other products are also being considered. Under consideration are such products as a single premium deferred annuity and a life insurance product with a critical illness benefit that would be paid after a diagnosis of a terminal illness. Marketing of these products will be used to meet niche market needs.
Product Marketing and Sales
TLIC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed around the Company’s stockholder base, which provides a referral system for TLIC product sales.
Once TLIC develops a substantial policyholder base in Oklahoma, marketing efforts will expand into additional states. This expansion will depend largely on many factors, one of which is being licensed to engage in the life insurance business in these additional states. Due to the uncertainties involved, management cannot reasonably estimate the time frame of such expansion.
TLIC’s marketing of insurance products commenced on March 5, 2007. The agency force that sold stock in the intrastate public offering will market TLIC insurance products. Additionally, TLIC will recruit, train and hire agents. These “captive” agents will market only TLIC products.
Single premium deferred annuity and worksite products, if developed, would be distributed by independent general agents.
Reinsurance
In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. TLIC has entered into an agreement with Munich American
Reinsurance Company and Investors Heritage Life Insurance Company, to reinsure portions of the life insurance risks it underwrites. TLIC retains a maximum of $55,000 on any one insured. In the event the reinsurers are unable to fulfill their obligations under the reinsurance agreements, TLIC remains primarily liable.
Investments
TLIC is currently reviewing its options for an independent investment advisor to assist in managing its investments.

The Oklahoma Insurance Code restricts the investments of insurance companies by the type of investment, the amount that an insurance company may invest in one type of investment, and the amount that an insurance company may invest in the securities of any one issuer. The restrictions of the Oklahoma Insurance Code are not expected to have a material effect on the investment return of TLIC. The Company is not subject to the limitations which restrict the investments made by TLIC. Currently, investments are held in short-term, highly liquid securities.
Competition
The life insurance industry is extremely competitive. The Oklahoma Department of Insurance reported that as of December 31, 2003, there were twenty nine (29) domestic life insurance companies and an additional 588 companies incorporated in other jurisdictions, which are authorized to sell life insurance in Oklahoma. There are a large number of insurance companies which are substantially larger, have greater financial resources, offer more diversified product lines and have larger selling organizations than TLIC. Competition also is encountered from the expanding number of banks and other financial intermediaries that offer competing products. TLIC must also compete with other insurers to attract and retain qualified agents to market TLIC products.
Governmental Regulation
TLIC is subject to regulation and supervision by the Oklahoma Department of Insurance (“ODI”). The insurance laws of Oklahoma give the ODI broad regulatory authority, including powers to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments.
There are certain factors particular to the life insurance business which may have an adverse effect on the statutory operating results of TLIC. One such factor is that the cost of putting a new policy in force is usually greater than the first year’s policy premium, and, accordingly, in the early years of a new life insurance company, these initial costs and the required provisions for reserves often have an adverse effect on statutory operating results.
Oklahoma has enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of affiliate transactions, and other related matters. Currently, the Company and TLIC have registered as a holding company system pursuant to the laws of the state of Oklahoma.
First Trinity Capital Corporation
The premium finance subsidiary, FTCC, will provide premium financing to individuals and businesses. This financing will be carried out in the state of Oklahoma and in other states in which we may become licensed. Many casualty insurance carriers require their premiums to be paid on an annual or lump sum basis. A premium finance company finances these casualty premiums. A typical premium finance contract requires the insured to pay 25% of the premium up front and the balance is paid over a nine month period. Premium financing is unique in that the unpaid balance due the company is always lower than the unearned premium, which has in effect been assigned to the company in the event of non-payment, thus, the element of risk is negligible.
The Company’s Board of Directors has authorized the capitalization of FTCC up to $2,000,000. The Company believes that it can engage in the premium finance business independent of its life insurance business in Oklahoma and other states. FTCC has contracted with over 30 insurance agencies to finance their insurance premiums. There is no guarantee that these agencies will write contracts with the FTCC.
Commercial insurance premium finance transactions are not regulated directly in Oklahoma. Consumer insurance premium finance transactions are considered a consumer credit sale and are subject to the Oklahoma Uniform Consumer Credit Code. Therefore the regulation of the transaction is by the Department of Consumer Credit under the consumer credit laws. The interest rates allowed on consumer financing is 30% on $1,140 or less, 21% on $1,141-$3,800, 15% over $3,800.
A finance company generates income by borrowing money at a certain interest rate from one source (i.e. a bank, private investors, etc.) and lending that money at a higher rate to policyholders that request financing. Profits from premium financing also include late fees and other incidental charges. The costs of forming and running a premium finance company include interest expense (i.e. cost to borrow the money), day-to-day administration and overhead, licensing and accounting expenses.
Finance companies are subject to interest rate fluctuations. An increase in the cost of funds or a decrease in interest rates that FTCC can charge could affect the net return.
Acquisition of Other Companies
The Company may acquire one or more life insurance or insurance-related companies in the future. The Company may seek to acquire insurance-related companies such as: (i) third-party administrators; (ii) existing marketing agencies; (iii) actuarial services companies; (iv) reinsurance brokerage companies and (v) life and health insurance data processing services.
The primary reasons the Company may acquire an existing life insurance company or insurance-related company are: (i) the placement of administrative, accounting and data processing systems that would allow the Company to expand; (ii) provide additional revenue streams to the Company through additional marketing expansion or ancillary services and; (iii) provide additional profits through more effective cost management of an existing company as many companies within the insurance industry have excessive administrative cost levels relative to premium income.
Although no acquisition candidates have been identified and there are no existing arrangements to consider any specific candidates, the Company will consider any appropriate acquisition candidates. Any acquisition of a life insurance company will require prior regulatory approval.

Employees
As of December 31, 2006, the Company had seven full time and two part time employees.
Item 2. Management’s discussion and Analysis or Plan of Operation
Plan of Operation
The Company has established its initial business plan priorities summarized as follows: (i) form and capitalize a wholly-owned Oklahoma domiciled life insurance subsidiary with $2,000,000 of net offering proceeds; (ii) form and capitalize a wholly-owned premium finance subsidiary with $2,000,000 of net offering proceeds and (iii) use all remaining net offering proceeds for either working capital, additional capitalization of the life insurance or premium finance subsidiaries and/or acquisition of insurance-related companies.
In February of 2007, the Company completed its Oklahoma intra-state public stock offering raising total capital of $14,025,000. The company’s premium finance subsidiary, FTFC was capitalized with $1,000 in March of 2006. Additional capital contributions of $500,000 were made during 2006. The Company’s life insurance subsidiary, TLIC was capitalized with $2,000,000 on September 28, 2006. Training seminars were held in March 2007 to prepare the Company’s security sales agents for selling life insurance. TLIC began marketing its initial insurance product referred to as the “Trinity Life Accumulator” at the completion of the training seminars.
The primary revenue for the Company will be from the insurance operations of TLIC and interest earned from the financing of commercial insurance premiums. Other income will be provided through interest earnings on capital.
Life Insurance Subsidiary
TLIC is using the same face-to-face marketing techniques for its life insurance products as the Company did for its public stock offering. The marketing plan is designed in its entirety around the Company’s stockholder base, which provides a referral system for TLIC product sales. The Company’s security sales agent’s licenses will be terminated and they will become life insurance agents for TLIC. TLIC will also hire individuals who have a long-range goal to be a career life insurance agent. The recruiting, training and hiring of captive agents (agents who sell only TLIC products) will be a continuous process for TLIC.
The primary insurance product being marketed by TLIC is a modified payment ordinary life insurance policy with a flexible premium deferred annuity rider. A modified payment life insurance policy requires premium payments to be made for a certain number of years after which the policyholder is entitled to full policy benefits. Typical premium paying periods for modified payment whole life insurance polices are ten, fifteen and twenty years. TLIC’s product, marketed as the “Trinity Life Accumulator”, combines both a ten and twenty payment period based on the issue age of the insured. Issue ages from 0 to 20 and 51 through 80 are ten pay polices and issue ages from age 21 to 50 are twenty pay policies. Premium payments are split between the life insurance product and annuity rider based on percentages established in the product design. First year premiums payments are allocated 100% to life insurance and renewal payments are split 50% to the life insurance product and 50% to annuity rider. The product is being sold in premium units with the ability to purchase either fractional or multiple units. At the end of the required premium paying period, the policyholder may continue to make full premium payments into the annuity rider to provide for greater annuity accumulations.
The initial product was designed to provide predetermined life insurance benefits based on the age of the insured. The base coverage decreases each year until an ultimate benefit amount is attained. The annuity rider does not contain any fees or load. Surrender charges in the annuity are based on a regressive scale which starts at 10% in the first year and decreases by 1% each year until after the tenth policy year there are no surrender charges.
Other products are also being considered. Under consideration are such products as a single premium deferred annuity and a life insurance product with a critical illness benefit that would be paid after a diagnosis of a terminal illness. Marketing of these products will be used to meet niche market needs.
Underwriting guidelines as established will have a direct impact on TLIC’s operating results. If the underwriting standards established are not adequate, desired operating results will not be realized. Generally, when underwriting standards are less restrictive, more mortality claims will result and vice versa. Underwriting standards have a direct impact on the pricing structure of a product. The less restrictive the underwriting standards, the higher the product needs to be priced in order to allow for a higher incident of mortality. This higher incident of mortality is also reflected in greater policy reserves being established. TLIC has established underwriting guidelines consistent with its product pricing structure.
In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. TLIC has entered into reinsurance agreements with Munich American Reinsurance Company and Investors Heritage Life Insurance Company, to reinsure portions of the life insurance risks it underwrites. TLIC retains a maximum of $55,000 on any one insured.
TLIC will adopt an investment policy in compliance with the insurance laws of the State of Oklahoma. The type and amount of investments which can be made by a life insurance company domiciled in the State of Oklahoma are specifically controlled by the insurance laws.
First Trinity Capital Corporation
The premium finance subsidiary, FTCC, will provide premium financing to individuals and businesses in the state of Oklahoma. Premium financing involves the lending of funds to an insured party to cover general (non-Life) insurance premiums. The premium loans include both commercial and personal policies. Premium financing on commercial policies alleviates the need for companies to incur up front capital costs associated with insurance premiums. For personal policies it addresses the need for the consumer to incur significant up front expenditures. Many casualty insurance carriers require their premiums to be paid on an annual or lump sum basis. A typical premium finance contract requires the insured to pay 25% of the premium up front and the balance is paid over a nine month period. The funds loaned are paid off through monthly payments by the insured. The premium finance company collects the monthly payments which include the premium plus the financing fees from the Insured.
The Company believes that it can engage in the premium finance business independent of its life insurance business in Oklahoma and other states.
The Company’s Board of Directors has authorized the capitalization of FTCC up to $2,000,000. FTCC’s business plan projects that it will have approximately $1,700,000 of outstanding loans at December 31, 2007. FTCC would need additional capital to continue to grow beyond. The capital could be provided by the Company or through borrowings. FTCC has not entered into any agreements for additional funding from third parties at this time.
FTCC sells its services through an employee who travels the state of Oklahoma calling on insurance agencies. FTCC has contracted over thirty (30) insurance agencies to finance their insurance premiums. There is no guarantee that these agencies will write contracts with TLIC.
Cash Requirements
Capital provided from the public offering will provide a considerable amount of operating funds for current and future operations. The Company does not anticipate any situations which would cause significant capital requirements and should be able to satisfy its cash requirements for at least the next 12 months. The operations of TLIC should provide ample cash flows from premium income and investment income to meet operating requirements. Life insurance contract liabilities are generally long term in natural and are generally paid from future cash flows.
Employees
There are no expected significant changes in the number of employees.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Item 3. Description of Property
The Company is currently located in approximately 1,300 square feet of leased office space at 7633 E. 63rd Place, Suite 230, Tulsa, OK 74133. This lease commenced on February 1, 2005 and is for a term of three years. Annual rent is $15,744. Neither the Company nor any of its subsidiaries owns any real estate.
Investment Policies
TLIC will invest its assets in compliance with rules applicable to insurance companies established by the Oklahoma Insurance Code. Among other things, the Code permits investments in fixed income securities and equities that are interest bearing or dividend paying and not in default. Investments of more than 10% of TLIC’s assets in any one issuer are limited except for general obligations of state or federal governments. TLIC can invest up to 10% of its assets (valued the lesser of cost or market value) or 50% of its surplus in non-insurance subsidiaries and can invest greater amounts with the approval of the Oklahoma Commissioner of Insurance.
Investment in Real Estate
The Company has no investments in real estate or interests in real estate.
Investments in Real Estate Mortgages
The Company has no investments in real estate mortgages. The Company does not anticipate making loans secured by real estate. However, The Oklahoma Insurance Code permits investment in first mortgages upon improved, unencumbered real property located in the United States, or upon leaseholds with an unexpired term of 21 or more years. Unless the loans secured by the mortgages are insured by the U.S. or by an approved mortgage insurer, the value of the loan must not exceed 80% of the value of the property.
Item 4. Security Ownership of Certain Beneficial Owners and Management
(A) Security Ownership of Certain Beneficial Owners
The following table sets forth, as of March 31 2007, the number of shares of Common Stock owned of record and beneficially by persons who hold five percent (5%) or more of the outstanding Common Stock of the Company.

	Amount and Nature
Name and	of Beneficial	Percent
Address	Ownership	of Class
Gregg Zahn	554,000	9.54%
7633 E. 63rd Place, Suite 230 Tulsa, OK 74133

(B) Security Ownership of Directors and Management
The following table sets forth, as of April 18, 2007, the number of shares of Common Stock owned of record and beneficially by executive officers and directors.

		Amount		Percent
Title of Class	Name	Owned(1)		of Class
Common Stock	Scott J. Engebritson	188,500	(2)	3.25%
Common Stock	John R. Perkins	50,000		*
Common Stock	Gregg Zahn	554,000		9.54	%(3)
Common Stock	W. Sherman Lay	20,000		*
Common Stock	Bryan Chrisman	100,000	(2)	1.72%
Common Stock	Tinker Owens	40,000	(2)	*
Common Stock	Gary Sherrer	40,000		*
Common Stock	George Peintner	40,000		*
Common Stock	Wayne Pettigrew	40,000	(2)	*
Common Stock	Steve Owens	40,000	(2)	*
Common Stock	Bill Hill	28,000		*
Common Stock	Shannon Young	35,000
All officers and directors as a group (11)		1,175,500		20.25%

*	represents less than 1%

(1)	Shares of common stock are held in escrow by Arvest Bank, Tulsa, Oklahoma, pursuant to Promotional Shares Escrow Agreements entered into in connection with the registration of the Company’s Common Stock with the Oklahoma Department of Securities. The shares cannot be transferred or sold except under limited circumstances. The restrictions lapse four years after February 23, 2007, the date of completion of the offering of Common Stock to Oklahoma residents, for Messrs. Lay, Chrisman, T. Owens, Sherrer, Peintner, Pettigrew, S. Owens, Hill and Young and six years after the offering for Messrs. Engebritson, Perkins and Zahn.

(2)	Does not include 110,800 shares for which a proxy from Mr. Zahn is held as described in the following footnote.

(3)	Mr. Zahn has disclaimed control of the Company and TLIC in connection with the licensing of TLIC as a life insurance company in Oklahoma. Mr. Zahn assigned the right to vote 20% of his shares to each of Directors Bryan Chrisman, Scott J. Engebritson, Steve Owens, Tinker Owens and Wayne Pettigrew. Mr. Zahn agreed not to revoke the proxies, acquire additional shares or serve as an officer of TLIC without the approval of the Oklahoma Insurance Commissioner.
(C) Changes in Control
There are no arrangements that may result in a change of control.

Item 5. Directors and Executive Officers, Promoters and Control Persons.
(A) Identify directors and executive officers
Our officers and directors are as follows:

Name	Age	Position
Bill Hill	56	Director
Bryan Chrisman	43	Director
Charles “Tinker” Owens	52	Director
Gary Sherrer	58	Director
George Peintner	53	Director
Gregg Zahn	45	Director of Training and Recruiting and Director
John R. Perkins	54	President and Director
Scott J. Engebritson	49	Chairman of the Board and Director
Shannon Young	43	Director
W. Sherman Lay	67	Secretary - Treasurer and Director
Steve Owens	59	Director
Wayne Pettigrew	44	Director
The directors were elected at the annual meeting of the shareholders held on April 18, 2007 and will serve in this capacity until the next annual meeting of shareholders, or until their successors are duly elected and qualified. The executive officers serve at the direction of the Board of Directors and were elected by the Board of Directors on April 18, 2007. The Chairman, President, and Secretary — Treasurer are elected at the annual meeting of the Board, while other officers are elected by the Board from time to time as the Board deems advisable. The Board of Directors has an Audit Committee consisting of directors Gary Sherrer, Bill Hill and Steve Owens, a Compensation Committee composed of directors Bryan Chrisman, George Peintner and Charles “Tinker” Owens and a Nominating and Governance Committee composed of Bill Hill, George Peintner and Gary Sherrer. Gary Sherrer has been designated as the financial expert on the Audit Committee.
The following is a brief description of the previous business background of the executive officers and directors.
Scott J. Engebritson: Mr. Engebritson serves as Chairman of the Board of Directors and CEO. He has served in that position since the inception of the company in 2004. He also serves as President and Director of Trinity Life Insurance Company since its inception in 2006. He is Chairman of Board and Director of First Trinity Capital Corporation. Mr. Engebritson served as Chairman of Board for Mid-American Alliance Corporation and its subsidiary Mid-American Century Life Insurance Company from their inception in 1995 till they were merged with Citizens Inc. in 2003. Mr. Engebritson served as Chairman of the Board of Western States Alliance from 2000 to 2006. He served as Co-Chairman of the Board of Arkansas Security Capital from 2001 to 2005. He served as Chairman of the Board of Midwest Holding Inc. from 2004 to 2006. He currently serves as Chairman of Board and President of Great Plains Financial Corporation a position he has held since its inception in 2006.

John R. Perkins: Mr. Perkins is President and a Director of the Company. He has served in that position since the inception of the company in 2004. He also serves as President and Board member of First Trinity Capital Corporation and Co-Chairman of the Board of Trinity Life Insurance Company. He has served in those positions since their inception in 2006; He served as President of Mid American Alliance Corporation and Mid American Century Life Company from January 1, 2003 to December 31, 2003. He served on the Board of Directors of Mid-American Alliance and Mid American Century from 1998 to 2003. He also has served on the Board of Directors of Midwest Holding Inc. since its inception in 2004.
Gregg Zahn: Mr. Zahn is Director of Training and Recruiting and a member of the Board of Directors. Mr. Zahn has served in that position since the company inception in 2004. He is also a Board member of Trinity Life Insurance Company and First Trinity Capital Corporation and has served in those positions since their inception in 2006. Between 1997 and March 2004 Mr. Zahn served as Marketing Vice President of First Alliance Corporation of Lexington, Kentucky and as Assistant to the President of First Alliance Corporation and Mid American Alliance Corporation. He was President of Alliance Insurance Management from 2001 to 2003
W. Sherman Lay: Mr. Lay serves as Secretary and Treasurer and a Director and has served in those positions since April of 2007. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation. For the past five years, Mr. Lay has been a financial officer and business consultant, specializing in corporate financial and consulting services for small sized entrepreneurial companies, having spent the last 4 years in providing consulting services to businesses. Prior to that, Mr. Lay was an officer and director of numerous life insurance companies and also has experience in business acquisitions, mergers and reorganizations.
Bryan Chrisman CLU, ChFC: Mr. Chrisman serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation. Mr. Chrisman is a principal with IMA, LLC, an insurance marketing firm that he helped found in 2001.
Steve Owens: Mr. Owens serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation Mr. Owens is the CEO of Owens, Powell and Associates and Steve Owens and Associates, both of which offer a full range of insurance and service related products. Mr. Owens is the brother of Director Charles “Tinker” Owens.
Charles “Tinker” Owens: Mr. Owens Serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation. Mr. Owens has served as the President/Owner of Tinker Owens Insurance and Marketing Services since its inception in 1988. Mr. Owens is the brother of Steve Owens.
George Peinter: Mr. Peintner serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation Mr. Peintner is the owner of Peintner Enterprises. Peintner Enterprises is a Marketing Company established in 1980.

Wayne Pettigrew: Mr. Pettigrew serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation Mr. Pettigrew served in the Oklahoma House of Representatives from 1994 until 2004. Mr. Pettigrew owns and operates Group Pension Planners, insurance and pension benefits consulting firm. Mr. Pettigrew also serves on the Alumni Board at East Central University in Ada, Oklahoma.
Gary Sherrer: Mr. Sherrer serves as a Director and has served in that capacity since inception in 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation. He is the Director of Development at the Division of Agricultural Sciences and Natural Resources for Oklahoma State University Foundation. Mr. Sherrer held the position of Assistant CEO of KAMO Power from 2001-2004. Prior to his position as Assistant CEO, Mr. Sherrer held the position of Chief Administrative Office for seven years at KAMO Power.
Bill Hill: Mr. Hill serves as a Director and has served in that capacity since 2004. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation Mr. Hill served as President of Eastern Oklahoma State College, in Wilburton, OK from 1986-2000. He retired in 2000 and has been a rancher since that time.
Shannon Young: Mr. Young serves as a Director and has served in that capacity since April 2007. He also serves as a Director of Trinity Life Insurance Company and First Trinity Capital Corporation. Mr. Young is a principal with IMA, LLC, an insurance marketing firm established in 2001. Mr. Young previously served as Director of Marketing for VHA Oklahoma/Arkansas from 2000-2202. From 1994-2000 Mr. Young served as Regional Marketing Director for Leaders Life Insurance Company in Oklahoma City, OK.
Item 6. Executive Compensation
The following table sets forth amounts earned by executive officers as compensation over the past three years:
SUMMARY COMPENSATION TABLE

Name	Principal Position	Year	Salary ($)	Bonus ($)
Scott J. Engebritson	CEO	2006	40,000
		2005	40,000
		2004	27,500

John Perkins	President	2006	55,500	5,000
		2005	48,000
		2004	33,000

James Smith	Secretary and Treasurer	2006	21,750	2,500
		2005	24,000
		2004	8,250

Gregg Zahn	Director of Training	2006	95,000	100,000
		2005	95,000	40,000
		2004	78,671

No options or stock awards of Common Stock have been issued.
Jim Smith our Secretary/Treasurer resigned April 18, 2007 to take a position at IHLIC, the third party administrator and a reinsurer for TLIC.
Compensation of directors.
The following table sets forth the total compensation of non-employee directors during the 2006 fiscal year.
DIRECTOR COMPENSATION

Name	Fees ($)
Bryan Chrisman	2,500
Bill Hill	2,750
Charles “Tinker” Owens	3,000
Steve Owens	3,000
George Peintner	3,000
Wayne Pettigrew	2,750
Gary Sherrer	2,500
Item 7. Certain Relationships and Related Transactions and Director Independence
Promoters and Control Persons
Messrs. Gregg Zahn, Scott Engebritson and John Perkins should be considered promoters of the Company. Collectively, they hold 792,500 shares of Common Stock in the Company for which they paid $.10 per share for aggregate total consideration of $79,250.
Director Independence
Our Board of Directors has determined that the following members are independent as determined in reference to the standards of Section 301 of the Sarbanes-Oxley Act: Mr. Chrisman, Mr. Hill, Mr. C. Owens, Mr. S. Owens Mr. Peintner, Mr. Pettigrew, Mr. Sherrer and Mr. Young.
Item 8. Description of Securities
(A) Common or Preferred Stock
The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock, par value $.01 per share, of which there are 5,805,000 issued and outstanding and 550,000 shares of Preferred Stock, par value $.01 per share, of which none have been designated or issued. The following summarizes the important provisions of the Company’s capital stock.
Common Stock
In the event of liquidation, holders of the shares of Common Stock are entitled to participate equally per share in all of our assets, if any, remaining after the payment of all liabilities and any liquidation preference on our preferred stock if any is outstanding. Holders of the shares are entitled to such dividends as the Board of Directors, in its discretion, may declare out of funds available therefore, subject to any preference in favor of outstanding shares of preferred stock, if any.
The holders of shares of Common Stock are entitled to one vote for each share held of record in each matter submitted to a vote of shareholders. A majority of the outstanding shares of stock entitled to vote constitutes a quorum at any shareholder meeting. There are no preemptive or other subscription rights, conversion rights, cumulative voting, and registration or redemption provisions with respect to any shares of Common Stock.
The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the owners of any series of Preferred Stock that we may designate and issue in the future.
Preferred Stock
The Board of Directors is authorized to issue up to 550,000 shares of Preferred Stock in one or more series. The Board of Directors of the Company, without further action by the shareholders, may issue shares of Preferred Stock and may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and the designation of a number of shares constituting any wholly unissued series of preferred stock. The Company does not anticipate the issuance of any Preferred Shares at this time.
In the event that Preferred Shares are to be issued, promoters will be allowed to purchase such shares only on the same terms as existing or new shareholders. In addition, the issuance of preferred shares will only occur upon the approval of a majority of our independent directors.
The actual effect of the authorization of the Preferred Stock upon the rights of the holders of Common Stock is unknown until the Board of Directors of the Company determines the specific rights of owners of any series of Preferred Stock. Depending upon the rights granted to any series of Preferred Stock, the voting power, liquidation preference, or other rights of common stock could be adversely affected.
Restrictions on Transfer
The shares sold in the intrastate offering were not registered under the Securities Act in reliance on Rule 147 promulgated thereunder, which exempts securities offered and sold on an intrastate basis. A condition of the exemption is that during the period in which the securities that are a part of an issue are being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, shall be made only to persons resident within the state of offer. Accordingly, no securities may be resold or transferred to persons resident in any state other than Oklahoma until at least nine months have elapsed since the completion on February 23, 2007.

To assure compliance with the exemption, we have taken the following steps:
1. Obtained the written representation in the Subscription Agreement of each subscriber that such person is a bona fide resident of the State of Oklahoma;
2. Obtained an undertaking in the Subscription Agreement of each subscriber that such person will not transfer the securities, either within or without the State of Oklahoma, until nine months after the completion or termination of the Offering;
3. Placed the following legend on each certificate evidencing the common stock:
THIS SECURITY HAS NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN RELIANCE ON AN EXEMPTION FROM REGISTRATION. TRANSFER OF THE SECURITY EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTION. PRIOR TO THE DATE NINE MONTHS FROM THE DATE OF THE LAST SALE OF SECURITIES OF THE ISSUE OF WHICH THIS SECURITY WAS A PART, NO TRANSFERS, SALES, OR ASSIGNMENTS OR THIS SECURITY OR ANY INTEREST THEREIN SHALL OCCUR EXCEPT TO RESIDENTS OF THE STATE OF OKLAHOMA.
4. Make notation in our transfer records prohibiting any transfers of the Shares during the period specified in Paragraph 2 above, with respect to any attempted transfer.
PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters
(A) Market Information
As of March 31, 2007, there was no established public market for the Company’s common stock. Pursuant to the terms and conditions of the Company’s public offering, no resales or transfers of the shares are permitted for nine months after the completion of the Company’s intrastate offering except to residents of the State of Oklahoma. The public offering was completed on February 23, 2007 and the shares will become transferable on November 24, 2007 to non-Oklahoma residents.
There are no outstanding options or warrants to purchase common stock or securities convertible into common stock.
(B) Holders
As of March 31, 2007, there are approximately 3,750 shareholders of the Company’s outstanding common stock.
(C) Dividends
The Company has not paid any cash dividends since inception (April 19, 2004). Additionally, dividends are not anticipated in the foreseeable future.
(D) Securities authorized for issuance under equity compensation plans.
None.

Item 2. Legal Proceedings
Neither the Company nor any of its principals are presently engaged in any material pending litigation which might have an adverse impact on its net assets.
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.
Item 4. Recent Sales of Unregistered Securities
During the last three fiscal years, the Company has sold securities in reliance on exemptions from registration permitted by the Act and the rules thereunder.
The Company sold 2,000,000 shares of common stock at $.10 per share to its organizing shareholders on April 19, 2004 for total proceeds of $200,000. This private offering was conducted in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company sold 1,000,000 shares of its common stock for $1.25 per share in a private placement that was concluded on August 31, 2004. The second private offering was conducted in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The initial capital from these separate private offerings was used to fund the Company’s efforts to register an intra-state public offering in the state of Oklahoma.
The Company registered an intra-state offering of its common stock with the Oklahoma Department of Securities. On June 22, 2005, the Oklahoma Securities Department declared the Company’s registration statement effective. The Company’s intra-state offering was completed on February 23, 2007, raising total capital of $14,025,000 from the sale of 2,805,000 shares of common stock at $5.00 per share. The offering was self-underwritten and sold through issuer-agents licensed by the Oklahoma Department of Securities to offer the stock on the Company’s behalf. Total commissions paid on the sales did not exceed 10%.
The securities offered in the public offering were not registered under the
Securities Act in reliance on Rule 147 thereunder, which exempts securities offered and sold on a wholly intra-state basis. A condition of the exemption is that during the period which the securities that are a part of an issue are being offered and sold by the issuer, and for a period of nine months from the date of the last sale by the issuer of such securities, all resales of any part of the issue, by any person, shall be made only to persons resident within the state of offer.
Item 5. Indemnification of Directors and Officers
The Company indemnifies and protects any Director or Officer to the fullest extent permitted by Oklahoma law as set forth in the Company’s bylaws.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE BYLAWS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S
First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Financial Statements
December 31, 2006 and 2005

First Trinity Financial Corporation and Subsidiaries
(a development stage corporation)
Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	22

Consolidated Balance Sheets as of December 31, 2006 and 2005	23

Consolidated Statements of Operations and Deficit Accumulated During Development Stage for the years ended December 31, 2006 and 2005, and for the period from April 19, 2004 (date of inception) through December 31, 2006	24

Consolidated Statement of Changes in Shareholders’ Equity for the period from April 19, 2004 (date of inception) through December 31, 2006	25

Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005, and the period from April 19, 2004 (date of inception) through December 31, 2006	26

Notes to Consolidated Financial Statements	27

Report of Independent Registered Public Accounting Firm
To the Board of Directors and
Shareholders of First Trinity Financial Corporation
     We have audited the accompanying consolidated balance sheets of First Trinity Financial Corporation (an Oklahoma development stage company) as of December 31, 2006 and 2005, and the related consolidated statements of operations and deficit accumulated during development stage, changes in shareholders equity, and cash flows for each of the years ended December 31, 2006 and 2005 and the period from inception (April 19, 2004) to December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Trinity Financial Corporation (a development stage company) as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2006 and 2005 and the period from inception to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Kerber, Eck & Braeckel, LLP
Springfield, Illinois
March 3, 2007

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	December 31,	December 31,
	2006	2005
Assets

Investments
Available-for-sale fixed maturities at fair value (amortized cost, $298,256 at December 31, 2006 and none at December 31, 2005)	$297,680	$—

Total investments	297,680	—

Cash and cash equivalents	10,677,554	3,000,135
Accrued investment income	9,650	—
Agent balances	171	871
Prepaid expenses	12,160	335
Office furniture and equipment (net of accumulated depreciation $8,723 and $3,488 at December 31, 2006 and December 31, 2005, respectively)	51,359	13,244
Deposits	1,312	1,312
Other assets	—	13,107

Total assets	$11,049,886	$3,029,004

Liabilities and Shareholders’ Equity

Other liabilities
Accounts payable and accrued expenses	$70,769	$32,271

Total liabilities	70,769	32,271

Shareholders’ equity
Common stock subscribed	25,059	5,883
Common stock, par value $.01 per share 10,000,000 shares authorized, 3,000,000 issued and outstanding at December 31, 2006 and December 31, 2005	30,000	30,000
Additional paid-in capital	12,498,891	3,964,452
Accumulated other comprehensive loss	(576)	—
Deficit accumulated during the development stage	(1,574,257)	(1,003,602)

Total shareholders’ equity	10,979,117	2,996,733

Total liabilities and shareholders’ equity	$11,049,886	$3,029,004

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Statements of Operations and Deficit Accumulated During Development Stage

			Period from
			April 19, 2004
	For the	For the	(date of inception)
	year ended	year ended	through
	December 31, 2006	December 31, 2005	December 31, 2006
Revenues
Net investment income	$306,685	$24,350	$336,171
Other income	—	75	122

Total revenues	306,685	24,425	336,293

Expenses
Salaries and wages	471,652	335,939	976,654
Payroll taxes	31,960	24,469	68,718
Employee benefits	57,142	38,336	119,046
Contractual labor	—	70,000	201,886
Director fees	19,500	15,500	45,000
Rent	15,744	14,982	35,126
Professional fees	35,678	24,590	68,401
Travel and entertainment	71,157	34,680	142,677
Office and other expenses	169,272	60,919	243,325
Depreciation	5,235	2,790	8,723
Franchise tax	—	994	994

Total expenses	877,340	623,199	1,910,550

Net loss	(570,655)	(598,774)	(1,574,257)

Deficit accumulated during development stage at beginning of period	(1,003,602)	(404,828)	—

Deficit accumulated during development stage at end of period	$(1,574,257)	$(1,003,602)	$(1,574,257)

Net loss per common share basic and diluted	$(0.13)	$(0.19)	$(0.45)

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Statement of Changes in Shareholders’ Equity
Period from April 19, 2004 (date of inception) through December 31, 2006

Common stock subscribed

Balance, beginning of period	$—
Sale of 2,505,904 shares subscribed at $5.00 per share	25,059

Balance, end of period	25,059

Common stock

Balance, beginning of period	—
Sale of 2,000,000 shares at $.10 per share	20,000
Sale of 1,000,000 shares at $1.25 per share	10,000

Balance, end of period	30,000

Additional paid-in capital

Balance, beginning of period	—
Sale of 2,000,000 shares at $.10 per share	180,000
Sale of 1,000,000 shares at $1.25 per share	1,240,000
Sale of 2,505,904 shares subscribed at $5.00 per share	12,504,461
Cost of stock offerings	(1,425,570)

Balance, end of period	12,498,891

Accumulated other comprehensive income

Balance, beginning of period	—
Net unrealized loss on available-for-sale securities	(576)

Balance, end of period	(576)

Deficit accumulated during development stage

Balance, beginning of period	—
Net loss	(1,574,257)

Balance, end of period	(1,574,257)

Total shareholders’ equity	$10,979,117

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
Consolidated Statements of Cash Flows

			Period from
			April 19, 2004
	For the	For the	(date of inception)
	year ended	year ended	through
	December 31, 2006	December 31, 2005	December 31, 2006
Operating activities

Net loss	$(570,655)	$(598,774)	$(1,574,257)
Adjustments to reconcile net loss to to net cash used in operating activities:
Provision for depreciation	5,235	2,790	8,723
Accretion of discount on fixed maturity investments	(584)	—	(584)
(Increase) decrease in accrued interest	(9,650)	1,546	(9,650)
(Increase) in prepaid expenses	(11,825)	(335)	(12,160)
(Increase) decrease in agent advances	700	(871)	(171)
Increase in deposits	—	(1,312)	(1,312)
Decrease in other assets	13,107	6,717	—
Increase in accounts payable and other liabilities	38,498	31,644	70,769

Net cash used in operations	(535,174)	(558,595)	(1,518,642)

Investing activities
Purchase of available-for-sale fixed maturities	(297,672)	—	(297,672)
Purchase of certificates of deposit	(2,500,000)	—	(2,700,000)
Maturities of certificates of deposit	2,500,000	200,000	2,700,000
Purchase of furniture and equipment	(43,350)	(11,843)	(60,082)

Cash provided by (used in) investing activities	(341,022)	188,157	(357,754)

Financing activities
Proceeds from private placements of common stock	—	—	1,450,000
Proceeds from public stock offering	9,588,269	2,941,251	12,529,520
Cost of stock offering	(1,034,654)	(365,375)	(1,425,570)

Net cash provided from financing activities	8,553,615	2,575,876	12,553,950

Increase in cash	7,677,419	2,205,438	10,677,554

Cash and cash equivalents, beginning of period	3,000,135	794,697	—

Cash and cash equivalents, end of period	$10,677,554	$3,000,135	$10,677,554

See notes to financial statements.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
1.	Organization and Accounting Policies

Nature of Operations

First Trinity Financial Corporation, (the “Company”) which is in the development stage, was incorporated in Oklahoma on April 19, 2004, for the primary purpose of organizing a life insurance subsidiary. The Company raised $1,450,000 from two private placement stock offerings during 2004. On June 22, 2005 the Company’s intra-state public stock offering filed with the Oklahoma Department of Securities for a $12,750,000 intrastate public stock offering, which included a 10% “over-sale” provision (additional sales of $1,275,000), was declared effective. As of December 31, 2006 the Company has raised $12,529,520 from this offering.

The Company has two wholly owned subsidiaries domiciled in Oklahoma, First Trinity Capital Corporation (“FTCC”) and Trinity Life Insurance Company (“TLIC”). FTCC was incorporated on March 9, 2006 and initially capitalized with $1,000. Additional capital contributions of $500,000 were added during 2006. FTCC was formed for the purpose of being a premium finance company and initially operate in the state of Oklahoma. FTCC had not commenced its financing of insurance premiums at December 31, 2006. TLIC was incorporated on June 22, 2006 and was initially capitalized with $2,000,000 on September 28, 2006. TLIC was formed to be a life insurance company and initially operate in the state of Oklahoma. TLIC had not commenced the sale of life insurance products at December 31, 2006.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which differ from statutory accounting practices prescribed or permitted by the Oklahoma Department of Insurance that are used for regulatory purposes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company, FTCC from its date of organization on March 9, 2006 and TLIC from its date of organization on June 22, 2006. All intercomany accounts and transactions are eliminated in consolidation.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
1.	Organization and Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made in the prior years financial statements to conform to current year classifications. These reclassifications had no effect on previously reported net income or shareholder equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Investments

The Company classifies all of its fixed maturity securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of applicable deferred taxes, reported in other comprehensive income. Certificates of deposit are carried at cost. The Company limits its investment in certificates of deposit to accounts that are federally insured but does not limit the amount in a single bank to amounts that are federally insured. Realized gains and losses on sales of investments are recognized in operations on the specific identification basis. Interest and dividends earned on investments are included in net investment income.

Office Furniture and Equipment

Office furniture and equipment is recorded at cost less accumulated depreciation using the 200% declining balance method over the estimated useful life of the respective assets.

Common Stock Subscribed

The common stock, when issued, will have a $ .01 par value, with dividend rights payable to holders of common stock on a pro rata basis.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
1.	Organization and Accounting Policies (continued)

Common Stock

Common stock is fully paid, non-assessable and has a par value of $.01 per share.

Offering Costs

Certain costs directly related to the sale of the Company’s securities are capitalized against the proceeds from the sales. These costs include legal fees, accounting, recruiting, and training expenses, commissions, printing, and other expenses related to the offering.

Net Loss Per Common Share

Net loss per common share is calculated using the weighted average number of common shares outstanding during the year. Shares sold during the period are considered to be outstanding for one half of the month in which they were sold. The weighted average common shares outstanding was 4,532,632, 3,125,962, and 3,494,789 for 2006, 2005 and from April 19, 2004 (date of inception) through December 31, 2006, respectively. Subsequent to December 31, 2006, the Company sold 299,096 common shares at $5.00 per share for a total of $1,495,480 prior to the completion of its $14,025,000 public stock offering.

Federal Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income taxes are provided for cumulative temporary differences between balances of assets and liabilities determined under GAAP and balances determined for tax reporting purposes.

2.	Office Lease

The Company leased approximately 300 square feet of office space for $550 per month through January 2005 and leases approximately 1,312 square feet of office space pursuant to a three-year lease that began February 1, 2005. Under the terms of the lease, the monthly rent expense is $1,312. The Company incurred rent expense of $15,744, $14,982, and $35,126 for the years 2005 and 2006 and from April 19, 2004 (date of inception) through December 31, 2006, respectively. Future minimum lease payments under the terms of the lease for the next two years are as follows:

Year	Amount
2007	$15,774
2008	1,312

$17,086

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
3.	Marketable Debt Securities

The amortized cost and fair value of investments in available-for-sale fixed maturities securities at December 31, 2006 and 2005 are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2006:
Fixed maturities
U.S. government bonds	$298,256	$—	$576	$297,680

Total	$298,256	$—	$576	$297,680

The amortized cost and fair value of fixed maturities at December 31, 2006, by contractual maturity, are shown below.

	Amortized	Fair
	Cost	Value
Due in one year or less	$298,256	$297,680

	$298,256	$297,680

Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

The fair values for investments in fixed maturities are based on quoted market prices.

Included in investments are securities that have a fair value of $297,680 at December 31, 2006, which are on deposit with the Oklahoma Insurance Department.

The Company limits credit risk by investing in U.S. government securities. As a result, management believes that significant concentrations of credit risk do not exist.

There were no realized investment gains during 2006 and 2005.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
3.	Marketable Debt Securities (continued)

			Period from
			April 19, 2004
			(date of inception)
			through
	December 31,	December 31,	December 31,
	2006	2005	2006
Fixed maturities	$3,650	$—	$3,650
Cash and cash equivalents	288,214	17,615	307,756
Certificates of deposit	14,821	6,735	24,765

Gross investment income	306,685	24,350	336,171
Investment expenses	—	—	—

Net investment income	$306,685	$24,350	$336,171

4.	Income Taxes

The Company files a federal income tax return with the Internal Revenue Service. Temporary differences between financial reporting and tax are not significant. The Company expects to file a consolidated income tax return with its subsidiary, FTCC for the year 2006. TLIC does not qualify as a life insurance company for tax purposes. The net operating loss carryforwards of approximately $1,518,297, expiring in 2024 through 2026, may be available to offset future taxable income, should it arise. A deferred tax asset for the net operating loss carryforward was not established due to the development stage of the Company.

	December 31,
	2006	2005
Deferred tax assets:
Net unrealized investment losses	$202	$—
Net operating loss carry forward	534,604	—

Total deferred tax assets	534,806	—
Valuation allowance	(534,806)	—

Total deferred tax assets after valuation allowance	$—	$—

A valuation allowance has been established due to the uncertainty of loss carryforwards and unrealized investment losses.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
5.	Concentrations of Credit Risk

Credit risk is limited by diversifying the investments. The Company maintains cash and cash equivalents at multiple institutions. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each banking institution. Other funds are invested in mutual funds that invest in U.S. Government securities. Uninsured balances aggregate $10,574,566 at December 31, 2006. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

6.	Fair Value of Financial Instruments

The fair values of financial instruments, and the methods and assumptions used in estimating their fair values, are as follows:

Fixed Maturities

Fixed maturities are carried at fair value in the accompanying consolidated balance sheets. The fair value of fixed maturities is based on quoted market prices. At December 31, 2006 the fair value of fixed maturities was $297,680. There were no fixed maturities in 2005.

Cash and Cash Equivalents

The carrying values of cash and cash equivalents approximate their fair values. At December 31, 2006 and 2005, the fair value of cash and cash equivalents was $10,677,554 and $3,000,135, respectively.

7.	Change of Company Name

On February 3, 2005 the Company received an amended certificate of incorporation from the Secretary of State of Oklahoma that changed the name of the Company from Southwest Security Financial Corporation to First Trinity Financial Corporation.

8.	Escrowed Funds

The Company was required to place all proceeds from the sale of the public stock offering in an escrow account until the total proceeds equaled $1,750,000. The Company would have been required to refund all funds received on June 22, 2006 if the total funds received were less than $1,750,000. At December 31, 2005, sales had exceeded the requirement for funds to be released from escrow and all funds were released from escrow on April 11, 2006.

First Trinity Financial Corporation and Subsidiaries
(a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
9.	Subsequent Event

The Company completed its public stock offering, including a 10% over-sale, on February 21, 2007. The offering raised a total of $14,025,000.

PART III
Item 1. Index to Exhibits
and
Item 2. Description of Exhibits

Exhibit
Number	Description

3.1	Articles of Incorporation of the Company

3.2	By-Laws of the Company

4.1	Specimen Stock Certificate

10.1	Administrative Service Agreement between TLIC and IHLIC

10.2	Lease Agreement

21.1	Subsidiaries of First Trinity Financial Corporation

99.1	Oklahoma Insurance Holding Company Disclaimer of Control of Gregg Earl Zahn

99.2	Form of Promotional Shares Escrow Agreement (six year restriction)

99.3	Form of Promotional Shares Escrow Agreement (four year restriction)

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

First Trinity Financial Corporation (Registrant)
Date: April 20, 2007	By:	/s/ John R. Perkins
John R. Perkins
President